

AN ICE EXCHANGE

February 9, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of BITE ACQUISITION CORP., under the Exchange Act of 1934:

- Units, each consisting of one share of common stock and one-half of one warrant

- Common stock, par value $0.0001 per share

- Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com